UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number 001-34798

SMART TECHNOLOGIES INC.

3636 Research Road N.W.

Calgary, Alberta

Canada T2L 1Y1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                     Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Documents Included as Part of this Report

1.	Media Release dated February 14, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMART TECHNOLOGIES INC.

By:	/s/ G. A. (Drew) Fitch
Name:	G. A. (Drew) Fitch
Title:	Vice President, Finance and Chief Financial Officer

Date: February 22, 2011

SMART Intends to Vigorously Defend Canadian Class Action

Class Action Filed in Ontario Superior Court of Justice

CALGARY, Alberta — February 14, 2011 — SMART Technologies Inc. (“SMART”) (TSX: SMA) (NASDAQ: SMT), a leading provider of collaboration solutions, announces that it has become aware that a class proceeding (“Class Action”) has been commenced in the Ontario Superior Court of Justice on behalf of purchasers of shares of SMART in the July 2010 initial public offering of 38.8 million shares.

SMART believes that such Class Action is without merit and is confident that SMART has complied with all applicable securities laws requirements. SMART intends to vigorously defend the Class Action.

About SMART

SMART Technologies is a leading provider of collaboration solutions that transform the way the world works and learns. We believe that collaboration and interaction should be easy. As the global leader in interactive whiteboards, we bring more than two decades of collaboration research and development to a broad range of easy-to-use, integrated solutions that free people from their desks and computer screens, so collaborating and learning with digital resources are more natural.

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For more information, please contact:

Marina Geronazzo

Manager, Public Relations

SMART Technologies Inc.

Phone +1.403. 407.5088

E-mail MarinaGeronazzo@smarttech.com

Web smarttech.com

© 2011 SMART Technologies. SMART, smarttech and the SMART logo are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners.

Please note that SMART is written in all capital letters.